Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-133735

May 16, 2007

PepsiCo, Inc.

$1,000,000,000 5.15% Senior Notes Due May 15, 2012

Issuer:	PepsiCo, Inc.

Title of Securities:	5.15% Senior Notes Due 2012

Ratings:	Aa2 (Stable) by Moody’s Investors Service, Inc and A+ (Stable) by Standard & Poor’s Rating Services

Trade Date:	May 16, 2007

Settlement Date (T+3):	May 21, 2007

Maturity Date:	May 15, 2012

Aggregate Principal Amount Offered:	$1,000,000,000

Price to Public (Issue Price):	99.953%

Proceeds to PepsiCo (Before Expenses):	$996,030,000

Benchmark Treasury:	4.500% Treasury Notes due April 30, 2012

Benchmark Treasury Price:	99-15

Benchmark Treasury Yield:	4.621%

Spread to Treasury:	+54 bps

Re-offer Yield:	5.161%

Coupon:	5.15%

Interest Payment Dates:	Semi-annually on each May 15 and November 15, commencing on November 15, 2007

Minimum Denomination:	$2,000 and integral multiples of $1,000

Daycount Fraction:	30 / 360

CUSIP/ISIN:	713448BF4/US713448BF42

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., UBS Securities LLC

Co-Managers:	Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. Incorporated, The Williams Capital Group, L.P.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or UBS Securities LLC toll-free at 1-888-722-9555, ext. 1088.

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